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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CIVITAS BANKGROUP, INC.

(Name of Issuer)

Common Stock, $.50 par value

(Title of Class of Securities)

178871109

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

13G
CUSIP No. 178871109			Page 2 of 5 Pages

1.	Name of Reporting Person: C.M. Gatton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (see instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,010,036

		6.	Shared Voting Power: N/A

		7.	Sole Dispositive Power: 1,010,036

		8.	Shared Dispositive Power: N/A

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,010,036

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 6.4%

12.	Type of Reporting Person: IN

CUSIP NO. 178871109	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:	Civitas BankGroup, Inc.
Item 1(b).	Address of Issuer’s	4 Corporate Centre
	Principal Executive	810 Crescent Centre Drive, Suite 320
	Offices:	Franklin, TN 37067
Item 2(a).	Name of Person Filing:	See Item 1 of page 2
Item 2(b).	Address of Principal	P.O. Box 1147
	Business Office:	Bristol, TN 37621
Item 2(c).	Organization/Citizenship:	See Item 4 of page 2
Item 2(d).	Title of Class	Common Stock, $.50 par value
Of Securities:
Item 2(e).	CUSIP Number:	178871109
Item 3.	Inapplicable.

Item 4.	Ownership.

Total Shares
of
	Common				Sole	Shared
	Stock	Percent	Sole	Shared	Power	Power
	Beneficially	of	Voting	Voting	to	to
Person	Owned	Class(1)	Power	Power	Dispose	Dispose
C.M. Gatton	1,010,036	6.4%	1,010,036	0	1,010,036	0

(1)	Based on 15,835,095 Common Stock outstanding as of December 31, 2005.

CUSIP NO. 178871109	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable

Item 8.	Identification and Classification of Members of the Group.

Inapplicable

Item 9.	Notice of Dissolution of Group.

Inapplicable

Item 10.	Certification.

Inapplicable

CUSIP NO. 178871109	13G	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2006
Date

/s/ C.M. Gatton
(Signature)

C.M. Gatton
(Name/Title)